[TurboSonic Letterhead]

Via EDGAR

October 27, 2011

U.S. Securities and Exchange Commission
Division Of Corporation Finance
100 F Street, NE
Washington, DC  20549

Re:	TurboSonic Technologies, Inc. Registration Statement on Form S-1 File No. 333-176984

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TurboSonic Technologies, Inc (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, Registration No. 333-176984 (together with all exhibits thereto, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 23, 2011.

The Registration Statement is being withdrawn at the suggestion of the Commission. The Registrant Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Registrant requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Ira Roxland of SNR Denton US LLP, at (212) 768-6999.

Very truly yours,

TurboSonic Technologies, Inc.

By: /s/ Edward F. Spink
Edward F. Spink
Chief Executive Officer